Exhibit 99.1

 Scotiabank reports fourth quarter and 2014 results

Scotiabank’s 2014 audited annual consolidated financial statements and accompanying Management’s Discussion & Analysis (MD&A) will be available today at www.scotiabank.com, along with the supplementary financial information and regulatory capital disclosure reports, which includes fourth quarter financial information. All amounts are in Canadian dollars and are based on our audited annual consolidated financial statements and accompanying MD&A for the year ended October 31, 2014 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Reported Basis: Fiscal 2014 Highlights

• Net income of $7,298 million, up 10% from last year
• Earnings per share (diluted) of $5.66 versus $5.11, up 11%
• Annual dividends per share of $2.56, compared to $2.39, an increase of 7%

Fourth Quarter Highlights (versus Q4, 2013)

• Net income of $1,438 million, down 14% from $1,676 million
• Earnings per share (diluted) of $1.10 compared to $1.29
• Return on Equity (ROE) of 11.9%, compared to 15.8% last year
• Quarterly dividend of 66 cents per common share

Fourth Quarter Highlights (versus Q4, 2013), excluding notable items(1)

• Net income of $1,703 million, up 2% from $1,676 million
• Earnings per share (diluted) of $1.32 compared to $1.29
• ROE of 14.4% compared to 15.8% last year

Fiscal 2014 Performance versus medium-term Objectives:

The Bank’s performance with respect to its medium-term financial and operational objectives was as follows (2014 performance excluding 2014 notable items(1), is reflected in parentheses):

1. Earn an ROE of 15% to 18%. For the full year, Scotiabank earned an ROE of 16.1% (15.5%)
2. Generate growth in EPS (diluted) of 5% to 10%. The year-over-year EPS growth was 11% (8%)
3. Maintain positive operating leverage. Scotiabank’s performance was 2.8% (2.0%)
4. Maintain strong capital ratios. With a Common Equity Tier 1 ratio of 10.8%, Scotiabank’s capital ratios remain strong.

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1 See table of Notable Items below

Toronto, December 5, 2014 – For the full year Scotiabank reported net income of $7,298 million in 2014 compared with net income of $6,610 million in 2013. Adjusting for notable items, net income was $7,008 million compared with net income of $6,520 million in 2013. Diluted earnings per share were $5.66, compared to $5.11 in 2013. This year had a net benefit of 23 cents per share(2), while last year’s results benefited 7 cents per share from non-recurring items in International Banking. Adjusting for all these items, diluted earnings per share were $5.43, an increase of 8%.

Scotiabank reported net income for the fourth quarter ended October 31, 2014 of $1,438 million, down 14% from $1,676 million for the same period last year. Diluted earnings per share (EPS) were $1.10, compared to $1.29 last year. Return on equity was 11.9%, compared to 15.8% from last year. Adjusting for the notable items in the quarter(2), net income was $1,703 million, up 2% from last year, diluted earnings per share (EPS) were $1.32, and ROE was 14.4%. A dividend of 66 cents per common share was announced.

“It was another good year with net income of $7.3 billion,” said Brian Porter, Scotiabank President and CEO. “Over the last year we’ve taken some important steps to become an even better bank. We are focused on providing an improved banking experience for our customers while reducing structural costs, in part by simplifying our operating model.

“Canadian Banking reported fourth quarter net income of $483 million. Excluding certain notable items, Canadian Banking generated solid earnings of $556 million, mainly driven by good top-line revenue growth. We saw good growth in retail lending volumes, strong growth in fee and commission revenues and improved mortgage spreads which were partly offset by an increase in provision for credit losses and expenses.

“International Banking reported results of $265 million this quarter. This reflects strong asset and deposit growth in Latin America, an improved interest margin, and higher related fees, primarily offset by higher provision for credit losses related to a small number of accounts mainly in the hospitality portfolio in the Caribbean and the notable items(2) in the quarter. While there is some moderation in economic growth in some of our key markets, we are well positioned to participate in the recovery of these markets.

“Global Wealth & Insurance had a strong fourth quarter with earnings of $313 million. Double digit earnings growth across our core wealth and insurance businesses was achieved this quarter compared to last year. Wealth businesses benefitted from higher net sales, new customer acquisition and favourable market conditions.

“Global Banking and Markets’ earnings in the fourth quarter were $327 million. Diversified performance, led by stronger results in investment banking, equities and Canadian lending, was somewhat offset by softer performance in certain capital markets businesses.

“Our strong capital position allows us to grow by investing in our existing business, and where opportunities present, acquisitions that complement our existing footprint and add scale to our business.

________________________________
2 See table of Notable Items below

“We expect our earnings growth to moderate somewhat in 2015 as a result of a continued low rate environment and ongoing investments in technology and other business initiatives. These investments will drive improvements in our customers’ experience while generating ongoing operational efficiencies. The headwinds that we have experienced over the last few quarters are likely to persist into the first half of 2015, with more robust growth expected in the latter part of the year. Overall, I am confident that the Bank is on the right track and is well positioned to drive even greater value for our shareholders over the medium and long-term.”

Notable Items
		For the three months ended						For the year ended
		October 31			July 31			October 31			October 31
		2014			2014			2014			2013
	Notes	Pre-tax	After-tax	EPS Impact	Pre-tax	After-tax	EPS Impact	Pre-tax	After-tax	EPS Impact	Pre-tax	After-tax	EPS Impact
Gain on sale
Sale of holdings in CI Financial Corp.	1	$-	$-	-	$643	$555	$0.45	$643	$555	$0.45	$-	$-	$-
Sale of subsidiary by Thanachart Bank		-	-	-	-	-	-	-	-	-	150	150	0.12
Restructuring charges	2	(148)	(110)	(0.09)	-	-	-	(148)	(110)	(0.09)	(27)	(20)	(0.02)
Provision for credit losses
Unsecured bankrupt retail accounts in Canada	3	(62)	(46)	(0.04)	-	-	-	(62)	(46)	(0.04)	-	-	-
Valuation adjustments
Funding valuation adjustment	4	(30)	(22)	(0.02)	-	-	-	(30)	(22)	(0.02)	-	-	-
Revaluation of monetary assets in Venezuela	5	(47)	(47)	(0.04)	-	-	-	(47)	(47)	(0.04)	-	-	-
Acquisition-related receivables in Puerto Rico		-	-	-	-	-	-	-	-	-	(47)	(40)	(0.03)
Legal provisions	6	(55)	(40)	(0.03)	-	-	-	(55)	(40)	(0.03)	-	-	-

Total		$(342)	$(265)	$(0.22)	$643	$555	$0.45	$301	$290	$0.23	$76	$90	$0.07

By Business Line
Canadian Banking		$(98)	$(73)		$-	$-		$(98)	$(73)		$-	$-
International Banking		(88)	(79)		-	-		(88)	(79)		76	90
Global Wealth & Insurance		(11)	(8)		615	534		604	526		-	-
Global Banking & Markets		(59)	(43)		28	21		(31)	(22)		-	-
Other		(86)	(62)		-	-		(86)	(62)		-	-
Total		$(342)	$(265)	$(0.22)	$643	$555	$0.45	$301	$290	$0.23	$76	$90	$0.07

By Consolidated Statement of Income line
Trading revenues		$(30)	$(22)		$-	$-		$(30)	$(22)		$-	$-
Other operating income - other		(47)	(47)		643	555		596	508		150	150
Other Operating income / Total Revenue		(77)	(69)		643	555		566	486		150	150
Provision for credit losses		(62)	(46)		-	-		(62)	(46)		-	-
Operating expenses		(203)	(150)		-	-		(203)	(150)		(74)	(60)
Total		$(342)	$(265)	$(0.22)	$643	$555	$0.45	$301	$290	$0.23	$76	$90	$0.07

Notes
(1) Sale of majority of Bank’s holding in CI Financial Corp.
In the third quarter of 2014, the Bank sold a majority of its holding in CI Financial Corp. resulting in an after-tax gain of $555 million ($643 million pre tax) or 45 cents per share. This included an after-tax unrealized gain of $152 million on the reclassification of the Bank’s remaining investment in CI Financial Corp. to available-for-sale securities.

(2) Restructuring charges
The Bank recorded restructuring charges of $148 million ($110 million after tax), the majority relating to employee severance charges. These charges will drive greater operational efficiencies. In Canada, the charges relate to recent initiatives to centralize and automate several mid-office branch functions, as well as reductions in required wealth management operational support. In International Banking, the charges are primarily for closing or downsizing approximately 120 branches, which will allow us to focus on high-growth markets, minimize branch overlap, and realize synergies resulting from recent acquisitions. The Bank also made a series of changes to simplify its leadership structure and operating model, recorded in the Other segment.

(3) Provision for credit losses
The Bank changed its write-off policy on unsecured bankrupt retail accounts in Canada in order to accelerate write-offs upon notification of a bankruptcy filing. As a result, a charge of $62 million ($46 million after tax) was recorded.

(4) Funding valuation adjustment
During the fourth quarter of 2014, the Bank enhanced the fair value methodology and recognized a funding valuation adjustment (FVA) charge of $30 million ($22 million after tax), to reflect the implied funding cost on uncollateralized derivative instruments.

(5) Venezuela
Venezuela has been designated as hyper-inflationary and measures of exchange controls have been imposed by the Venezuelan government. These restrictions have limited the Bank’s ability to repatriate cash and dividends out of Venezuela.

The Bank’s Venezuelan Bolivar (VEF) exposures include its investment in Banco del Caribe, and unremitted dividends and other cash amounts (“monetary assets”) in Venezuela.

During the year, two new exchange rates have been announced by the Venezuelan government, SICAD 1 (1 USD to 11 VEF) and SICAD II (1 USD to 50 VEF). The official exchange rate, as published by the Central Bank of Venezuela, is 1 USD to 6.3 VEF. Currently, the Bank has concluded that the SICAD II is the most likely rate that will be available to the Bank for any future remittances.

As at October 31, 2014, the Bank has remeasured its net investment and monetary assets at the SICAD II rate. As a result, the Bank has recorded a charge of $47 million in the Consolidated Statement of Income representing the revaluation impact on the monetary assets and a reduction in carrying value of the net investment of $129 million has been charged to Other Comprehensive Income.

(6) Legal provision
The Bank recorded a legal provision of approximately $55 million ($40 million after tax) related to certain ongoing legal claims.

Financial Highlights
	As at and for the three months ended				For the year ended
	October 31	July 31	October 31		October 31	October 31
(Unaudited)	2014	2014	2013(1)		2014	2013(1)
Operating results ($ millions)
Net interest income	3,099	3,150	2,874		12,305	11,350
Net interest income (TEB(2))	3,105	3,155	2,877		12,322	11,365
Non-interest revenue	2,648	3,337	2,526		11,299	9,949
Non-interest revenue (TEB(2))	2,743	3,421	2,600		11,636	10,246
Total revenue	5,747	6,487	5,400		23,604	21,299
Total revenue (TEB(2))	5,848	6,576	5,477		23,958	21,611
Provision for credit losses	574	398	321		1,703	1,288
Operating expenses	3,361	3,140	2,977		12,601	11,664
Provision for income taxes	374	598	426		2,002	1,737
Provision for income taxes (TEB(2))	475	687	503		2,356	2,049
Net income	1,438	2,351	1,676		7,298	6,610
Net income attributable to common shareholders	1,343	2,267	1,567		6,916	6,162

Operating performance
Basic earnings per share ($)	1.10	1.86	1.30		5.69	5.15
Diluted earnings per share ($)	1.10	1.85	1.29		5.66	5.11
Adjusted diluted earnings per share (2)($)	1.11	1.86	1.31		5.72	5.17
Return on equity(2)(%)	11.9	20.6	15.8		16.1	16.6
Productivity ratio (%) (TEB(2))	57.5	47.8	54.4		52.6	54.0
Core banking margin (%) (TEB (2))	2.39	2.41	2.31		2.39	2.31
Financial position information ($ millions)
Cash and deposits with financial institutions	56,730	49,964	53,338
Trading assets	113,248	120,407	96,489
Loans	424,309	418,942	402,215
Total assets	805,666	791,509	743,644
Deposits (3)	554,017	545,064	517,887
Common equity	44,965	44,236	40,165
Preferred shares	2,934	2,934	4,084
Assets under administration(2)	427,547	421,944	377,766
Assets under management(2)	164,820	164,847	145,470
Capital measures(1)
Common Equity Tier 1 (CET1) capital ratio (%)	10.8	10.9	9.1
Tier 1 capital ratio (%)	12.2	12.3	11.1
Total capital ratio (%)	13.9	14.1	13.5
Assets-to-capital multiple	17.1	16.8	17.1
CET1 risk-weighted assets ($ millions) (4)	312,473	307,795	288,246
Credit quality
Net impaired loans ($ millions) (5)	2,002	1,877	1,808
Allowance for credit losses ($ millions)	3,641	3,406	3,273
Net impaired loans as a % of loans and acceptances (5)	0.46	0.43	0.44
Provision for credit losses as a % of average loans and acceptances (annualized)	0.53	0.37	0.31		0.40	0.32
Common share information
Share price ($) (TSX)
High	74.39	74.93	64.10		74.93	64.10
Low	64.05	66.18	57.35		59.92	52.30
Close	69.02	74.01	63.39
Shares outstanding (millions)
Average - Basic	1,217	1,217	1,204		1,214	1,195
Average - Diluted	1,223	1,225	1,210		1,222	1,209
End of period	1,217	1,217	1,209
Dividends per share ($)	0.66	0.64	0.62		2.56	2.39
Dividend yield(6)(%)	3.8	3.6	4.1		3.8	4.1
Market capitalization ($ millions) (TSX)	83,969	90,083	76,612
Book value per common share ($)	36.96	36.34	33.23
Market value to book value multiple	1.9	2.0	1.9
Price to earnings multiple (trailing 4 quarters)	12.1	12.6	12.3

Other information
Employees	86,932	86,949	86,690	(3)
Branches and offices	3,288	3,286	3,330

(1) Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014. Capital measures have not been restated for the new IFRS standards as they represent the actual amounts in that period for regulatory purposes.
(2) Refer to Non-GAAP measures section of this press release for a discussion of these measures.
(3) Prior period amounts have been restated to conform with current period presentation.
(4) As at October 31, 2014 credit valuation adjustment (CVA) risk-weighted assets were calculated using scalars of 0.57, 0.65 and 0.77 to compute CET1 capital ratio, Tier 1 and Total capital ratio, respectively.
(5) Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(6) Based on the average of the high and low common share price for the period.

Forward-looking Statements

Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, and the Management’s Discussion and Analysis in the Bank’s 2014 Annual Report under the headings “Overview-Outlook,” for Group Financial Performance “Outlook,” for each business segment “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and financial performance, including uncertainties associated with critical accounting assumptions and estimates (See “Controls and Accounting Policies - Critical accounting estimates” in the Bank’s 2014 Annual Report, as updated by quarterly reports); the effect of applying future accounting changes (See “Controls and Accounting Policies - Future accounting developments” in the Bank’s 2014 Annual Report, as updated by quarterly reports); global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section starting on page 65 of the Bank’s 2014 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2014 Annual Report under the heading “Overview-Outlook,” as updated by quarterly reports; and for each business segment “Outlook”. The “Outlook” sections in this document are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

December 5, 2014

Notable Business Highlights

• Scotiabank was recognized as one of the “World’s Best Multinational Workplaces” by the Great Place to Work® Institute. Scotiabank is the first Canadian company to receive this honour. Employers were partly chosen based on employee comments and feedback.

Serving Customers

• The Bank is making online trading for investors easier with new enhancements to the Scotia iTRADE Android and BlackBerry trading apps. The new features give customers quick access to research, such as analyst ratings, quotes and an easy view of enrolled investments.

• Scotiabank acted as financial advisor to Manulife Financial Corporation on its approximately $4.0 billion acquisition of Standard Life plc’s Canadian business and was sole bookrunner on the related $1.8 billion bought deal equity financing. The proposed transaction is expected to close in the first quarter of 2015.

• To make it easier for our customers in Peru to bank with Scotiabank, we expanded our Automated Banking Machine network by adding 64 new ABMs throughout the country.

• Scotiabank acted as financial advisor to Veresen Inc. on its US$1.425 billion acquisition of Global Infrastructure Partners’ 50% convertible preferred interest in the Ruby pipeline system. Additionally, Scotiabank acted as sole underwriter on $2.1 billion of committed credit facilities and sole bookrunner on the $920 million subscription receipt equity financing.

Recognized for success

• Scotia Fondos, S.A. de C.V. in Mexico received three 5-star rankings in the 2014 “Best Funds” annual ranking, published by Standard & Poor’s and Expansión magazine.

• Scotiabank won the 2014 World Finance Best Banking Group: Canada award, in recognition of its excellent service and financial performance within all or most of its divisions.

• The Banker Magazine recognized Scotiabank as Bank of the Year in Antigua, Bahamas, Barbados, Belize, Grenada, Guyana, Jamaica and Trinidad and Tobago.

Scotiabank’s Bright Future program in action

• The Canadian Council for Aboriginal Business (CCAB) recognized Scotiabank with the Progressive Aboriginal Relations (PAR) Gold rating which recognizes companies that have demonstrated effective programs and policies to maximize involvement with the Canadian Aboriginal community.

• To help school children in the Dominican Republic, Scotiabank employees raised money to provide books, school supplies, computers and furniture to more than 90 schools in the country benefiting more than 10,000 students.

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.

Assets under administration (AUA)

AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)

AUM are assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.

Adjusted diluted earnings per share

The adjusted diluted earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash, after-tax amortization of intangible assets related to acquisitions (excluding software).

Economic equity and return on economic equity

For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. The economic equity methodology, models and assumptions are updated annually and applied prospectively. Return on economic equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the economic equity attributed.

Core banking assets

Core banking assets are average earning assets excluding bankers’ acceptances and total average assets related to the Global Capital Markets business within Global Banking & Markets.

Core banking margin (TEB)

This ratio represents net interest income (on a taxable equivalent basis) divided by average core banking assets. This is consistent with the Bank’s Consolidated Statement of Income presentation where net interest income from trading operations is recorded in trading revenues included in other operating income.

Operating leverage (TEB)

The Bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in operating expenses.

Productivity ratio (TEB)

Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents operating expenses as a percentage of total revenue (TEB).

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders’ equity. The Bank calculates its return on equity using average common shareholders’ equity.

Regulatory capital ratios

Regulatory capital ratios, such as Common Equity Tier 1 (CET1), Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions, Canada.

Taxable equivalent basis

The Bank analyzes net interest income, other operating income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or other operating income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and other operating income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment. The TEB gross up to net interest income, other operating income, total revenue, and provision for income taxes are presented below:

TEB gross up

	For the three months ended			For the year ended
TEB Gross up	October 31	July 31	October 31	October 31	October 31
($ millions)	2014	2014	2013	2014	2013
Net interest income	$6	$5	$3	$17	$15
Other operating income	95	84	74	337	297
Total revenue and provision for taxes	$101	$89	$77	$354	$312

Tax normalization adjustment of net income from associated corporations

For business line performance assessment and reporting, net income from associated corporations, which is an after-tax number, is adjusted to normalize for income taxes.

The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

Group Financial Performance

Q4 2014 vs. Q4 2013

Net income

Net income was $1,438 million in the fourth quarter compared to $1,676 million in the same quarter last year. Adjusting for the notable items of $265 million, net income grew by $27 million or 2%. Good volume growth, higher interest margins, and the positive impact of foreign currency translation were largely offset by increased provision for credit losses and higher operating expenses.

Total revenue

Total revenue (TEB) of $5,848 million was up $371 million or 7% from the same quarter last year. Adjusting for the notable items of $77 million, total revenue increased by $448 million or 8%. The year-over-year increase in revenues reflected higher net interest income from asset growth and improved interest margin, stronger non-interest revenues, including higher banking fees and wealth management revenues and the positive impact of foreign currency translation. Partly offsetting was lower income from investment in associated corporations due to the disposition of CI in June 2014.

Net interest income

Net interest income (TEB) was $3,105 million, $228 million or 8% higher than the same quarter last year. The increase in net interest income, including the positive impact of foreign currency translation, was attributable to asset growth in International Banking and Canadian Banking and an increase in the core banking margin.
The core banking margin was 2.39%, up from 2.31% last year. The increase in the margin was primarily due to higher margins in both Canadian Banking and International Banking, and lower funding costs as maturing high-rate debentures and deposits were replaced with funding at lower current rates.

Net fee and commission revenues

Net fee and commission revenue of $2,042 million was up $259 million or 15% from last year. This increase was primarily from higher banking fees, wealth management revenues in mutual funds and brokerage commissions, as well as growth in underwriting fees and the positive impact of foreign currency translation.

Other operating income

Other operating income (TEB) of $701 million was down $116 million or 14%. Adjusting for the notable items of $77 million, other operating income declined by $39 million or 5%. Lower trading revenues and income from associated corporations were partly offset by higher net gains on investment securities.

Provision for credit losses

The provision for credit losses was $574 million in the fourth quarter compared to $321 million in the same period last year. Adjusting for the notable item of $62 million, the provision for credit losses rose by $191 million. The year-over-year increase was entirely in International Banking and Canadian Banking and includes a $62 million notable item, as well as additional provisions of $26 million related to Canadian retail accounts and $83 million in International Banking for certain accounts primarily in the Caribbean hospitality portfolio.

Operating expenses and productivity

Operating expenses were $3,361 million in the fourth quarter, an increase of $384 million or 13% over the same quarter last year. Notable items of $203 million accounted for just over half of the increase. The negative impact of foreign currency translation was 1%. The remaining growth was due mainly to higher salaries and benefits from annual pay increases, higher payroll taxes and other benefits. Other increases were due to increased spend on technology initiatives and higher business taxes in the Caribbean.
The productivity ratio in the fourth quarter was 57.5%, up from 54.4% in the same quarter last year. Adjusting for notable items the current quarter ratio was 53.3%.

Taxes

The effective income tax rate for this quarter was 20.6% compared to 20.3% in the same quarter last year. The increase in the effective rate was due primarily to lower tax recoveries partially offset by higher levels of tax-exempt income this year.

Q4 2014 vs. Q3 2014

Net income

Net income was $1,438 million this quarter, compared to $2,351 million in the previous quarter. Adjusting for this quarter’s notable items of $265 million and last quarter’s notable gain of $555 million, net income fell $93 million or 5%. This quarter over quarter decline was primarily from higher provision for credit losses, lower net interest income, and reduced operating income reflecting the disposition last quarter. The decrease in net income was partly offset by higher banking fees and wealth management revenues.

Total revenue

Total revenue (TEB) was $5,848 million, a reduction of $728 million or 11% from the previous quarter mostly due to the notable items in both quarters. The underlying decline in total revenue of $8 million was due mainly to lower net interest margin, trading revenues, and net income from investment in associated corporations. These decreases were entirely offset by higher banking fees, wealth management revenues, and higher net gains on investment securities.

Net interest income

Net interest income (TEB) declined $50 million to $3,105 million. The core banking margin was 2.39% compared to 2.41%. The decrease in the margin was primarily in both Canadian Banking and International Banking.

Net fee and commission revenues

Net fee and commission revenue was $2,042 million, up $80 million or 4%. This increase was mainly from higher retail banking fees, mainly in International Banking and higher wealth management revenues.

Other operating income

Other operating income (TEB) was $701 million, a reduction of $758 million from the prior quarter, mostly from the notable items in both quarters. The underlying decline of $38 million or 5% was primarily from lower trading revenues and net income from investment in associated corporations. Partly offsetting were higher net gains on investment securities.

Provision for credit losses

The provision for credit losses was $574 million for the fourth quarter compared with $398 million from last quarter. Adjusting for the notable item of $62 million, provision for credit losses rose by $114 million. The increase was entirely in International Banking and Canadian Banking and includes additional provisions of $26 million related to Canadian retail accounts and $83 million in International Banking primarily for certain accounts in the Caribbean hospitality portfolio.

Operating expenses and productivity

Operating expenses were up $221 million or 7%. Adjusting for notable items, expenses were up $18 million or 1%. Higher technology, professional, and advertising expenses, primarily related to initiatives were largely offset by lower performance and share-based compensation.

The productivity ratio was 57.5% compared to 47.8% in the previous quarter. Adjusting for notable items, the ratios were 53.3% versus 52.9% respectively.

Taxes

The effective income tax rate this quarter was 20.6% compared to 20.3% last quarter. The increase in the effective rate was due primarily to a lower tax rate on the disposition gain in the prior quarter, partly offset by higher levels of tax-exempt income this quarter.

Common Dividend

The Board of Directors at its meeting on December 4, 2014 approved the quarterly dividend of 66 cents per common share. This quarterly dividend applies to shareholders of record as of January 6, 2015 and is payable January 28, 2015.

Outlook

The pace of growth in many overseas economies remains slow and uneven. Sluggish activity in the euro zone has been reinforced by renewed weakness in the region’s growth leader, Germany. Japan’s nascent recovery and rebound in inflation have been pressured by the hefty increase in consumption taxes last spring. Some large emerging market economies, Brazil and Russia for example, have continued to decelerate alongside lacklustre global growth and moderating commodity prices, especially oil. Even the globe’s growth leader, China, has posted more moderate output gains in response to reduced international trade and domestic efforts to rein in excess credit in the property market.

In contrast, the U.S. economy is regaining momentum, with consumer spending buoyed by pent-up demand, increasing employment, and improved household balance sheets. Industrial output is being underpinned by strengthening orders for machinery and equipment, rising oil and gas production, and increasing capital investments. Manufacturing activity in Canada is benefiting from improving conditions in the United States as well as a lower-valued exchange rate. Mexico and a number of Latin American economies are piggybacking on the improving U.S. demand, with weaker local currencies providing an added boost.

Internationally, the drop in oil prices and longer-term borrowing costs should help support global activity, as will pro-growth initiatives in many underperforming regions around the world alongside the strengthening in the United States. The Bank’s presence in the markets expected to show economic growth, along with its diversification and strong capital levels, will position the Bank to grow earnings in 2015 and beyond.

Statement of Financial Position

Assets

The Bank’s total assets at October 31, 2014 were $806 billion, up $62 billion or 8% from October 31, 2013. Adjusting for the impact of foreign currency translation, total assets were up $40 billion or 5%.
Cash and deposits with financial institutions increased $3 billion, due mainly to higher interest bearing deposits with central banks, while precious metals decreased $2 billion due to lower prices and inventory. Securities purchased under resale agreements and securities borrowed increased $11 billion.

Trading Assets

Trading assets increased $17 billion from October 31, 2013 due primarily to an increase in trading securities of $11 billion from higher holdings of common equities and Canadian government debt and an increase in trading loans of $3 billion.

Investment Securities

Investment securities grew by $4 billion due mainly to increased holdings of U.S. government debt for liquidity management purposes. As at October 31, 2014, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $847 million, a decrease of $133 million from October 31, 2013. The decrease was due mainly to realized gains on sales in 2014.

Loans

Loans increased $22 billion or 5% from October 31, 2013. Adjusting for the impact of foreign currency translation, loans increased $15 billion or 4%. Residential mortgages increased $3 billion mainly in Latin America and the Caribbean as underlying growth in Canadian residential mortgages was generally offset by the planned run-off of a component of Tangerine’s mortgage portfolio. Personal and credit card loans rose $8 billion, due mainly to growth in Canada and Latin America. Business and government loans were up $11 billion mainly in Canada and Latin America.

Other Assets

Investments in associates decreased $2 billion due mainly to the partial sale and the reclassification of the Bank’s remaining holdings in CI Financial Corp. to available-for-sale securities, offset in part by the acquisition of Canadian Tire’s Financial Services business.

Liabilities

Total liabilities were $756 billion as at October 31, 2014, up $58 billion or 8% from October 31, 2013. Adjusting for the impact of foreign currency translation, total liabilities increased $38 billion or 5%.

Deposits
Total deposits increased by $36 billion, including the impact of foreign currency translation of $16 billion. Personal deposits grew by $4 billion due primarily to growth in Canada and Latin America. Business and government deposits increased $29 billion to support asset growth.

Other Liabilities

Obligations related to securities sold under repurchase agreements and securities lent grew by $11 billion, in part to finance growth in securities purchased under resale agreements and securities borrowed. Derivative instrument liabilities increased $7 billion, which was similar to the increase in derivative instrument assets.

Equity

Total shareholders’ equity increased $3,824 million from October 31, 2013. This increase was driven by internal capital generation of $3,806 million, issuance of common shares of $771 million mainly through the Dividend Reinvestment Plan and the exercise of options. Accumulated other comprehensive income increased $561 million due primarily to unrealized foreign currency translation gains on the Bank’s investments in its foreign operations. These increases were partly offset by the repurchase and cancellation of 4.5 million common shares for $320 million under the Normal Course Issuer Bid program. The Bank redeemed $1,150 million of preferred shares during the year.

Outlook

Assets and deposits are expected to continue to grow in 2015, with increases spread across all business lines. In Canada, lower growth in residential mortgages is expected to be offset by growth in other lending categories. Internationally, lending assets and deposits are expected to grow.

Regulatory Capital ratios

The Bank continues to maintain strong high quality capital levels which positions it well for future business growth. The Basel III all-in Common Equity Tier 1 (CET1) ratio as at year end was 10.8%. Increases in the CET1 ratio were primarily due to strong internal capital generation, the sale of the Bank’s investment in CI Financial Corp. which significantly lowered regulatory capital deductions, and prudent management of asset growth. Increases to common shares through the Bank’s Dividend Reinvestment (DRIP) and stock option and share purchase plans were partly offset by share repurchases through the Bank’s Normal Course Issuer Bid program. The Bank’s investment in Canadian Tire Financial Services in the fourth quarter had a modest impact on its capital position. In addition, redemptions of non-common capital instruments during the year resulted in Basel III all-in Tier 1 and Total capital ratios of 12.2% and 13.9%, respectively, as at year end.

The Bank’s capital ratios continue to be well in excess of OSFI’s current minimum capital ratios of 7%, 8.5% and 10.5% for CET1, Tier 1 and Total Capital respectively. In addition to the regulatory risk-based capital ratios, banks are also subject to a maximum leverage test, the assets-to-capital multiple (ACM) as established by OSFI. The ACM is calculated by dividing a bank’s total assets, including specified off-balance sheet items, such as direct credit substitutes and performance letters of credit, by its total capital. As at October 31, 2014, the Bank’s ACM of 17.1x was well below the regulatory maximum.

Impact of the 2014 notable items on Business Segment results

Notable Items
For the three months ended October 31 ($ millions)	2014
	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other	Total

Revenues	$-	$(47)	$-	$(30)	$-	$(77)
Provision for credit losses	62	-	-	-	-	62
Operating expenses	36	41	11	29	86	203
Net income before income taxes	$(98)	$(88)	$(11)	$(59)	$(86)	$(342)
Income taxes	(25)	(9)	(3)	(16)	(24)	(77)
Net income	$(73)	$(79)	$(8)	$(43)	$(62)	$(265)
Net income attributable to equity holders of the Bank	$(73)	$(79)	$(8)	$(43)	$(62)	$(265

Business Segment Review

Canadian Banking

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	October 31 2014	July 31 2014	October 31 2013(2)	October 31 2014	October 31 2013(2)
Business segment income
Net interest income	$1,449	$1,450	$1,402	$5,690	$5,419
Net fee and commission revenues	436	432	387	1,672	1,507
Net income from investments in associated corporations	4	(2)	(1)	-	10
Other operating income	1	3	3	74	37
Total revenues	1,890	1,883	1,791	7,436	6,793
Provision for credit losses	236	151	116	661	478
Operating expenses	998	968	923	3,810	3,583
Income tax expense	173	199	197	777	761
Net income	$483	$565	$555	$2,188	$2,151
Net income attributable to non-controlling interests in subsidiaries	$-	$-	$-	$-	$-
Net income attributable to equity holders of the Bank	$483	$565	$555	$2,188	$2,151
Other measures
Return on economic equity(1)	26.4	31.8%	33.4%	31.0%	33.4%
Average assets ($ billions)	$284	$281	$276	$280	$272
Average liabilities ($ billions) (3)	$196	$195	$190	$193	$18

(1) Refer to Non-GAAP measures section of this press release for a discussion of these measures.
(2) Certain prior period amounts are retrospectively adjusted to reflect i) the adoption of new and amended IFRS Standards (IFRS 10 and IAS 19) in 2014 ii) enhancements to funds transfer pricing methodologies made in 2014. The enhancements include a transfer of higher regulatory liquidity costs and a reduced interest value for certain deposit types.
(3) Prior period amounts have been restated to conform with current period presentation.

Q4 2014 v Q4 2013

Canadian Banking reported net income attributable to equity holders of $483 million, including a $73 million after-tax charge for the quarter relating to a $46 million loan loss provision and a $27 million restructuring charge. Adjusting for the notable items, net income of $556 million was up $1 million compared to the same period last year. Good growth in assets and deposits, an increase in the margin and an increase in net fee and commission revenues, were offset by a higher provision for credit losses and operating expenses.

Average assets rose $8 billion or 3% from the same quarter last year. Excluding the impact of the Tangerine broker-originated and white label mortgage run off portfolios, Canadian Banking recorded a solid growth in assets of $13 billion or 5%, reflecting $11 billion or 5% in residential mortgages, credit cards, consumer auto lending and other personal loans as well as $2 billion or 7% in business loans and acceptances.

Average liabilities increased $6 billion or 3%, including solid growth in retail banking chequing accounts of $1 billion or 7% and savings deposits of $3 billion or 5%. Canadian Banking also recorded growth of $2 billion or 6% in small business and commercial banking business operating accounts. Other liabilities increased by $2 billion. This was partially offset by a decline in lower margin GICs of $3 billion or 4%.

Total revenues increased $99 million or 6% from the same period last year, with solid growth in both net interest income and net fee and commission revenues.

Net interest income of $1,449 million was up $47 million or 3% from the same period last year. This was driven by asset growth and a two basis point increase in the margin to 2.08%. The margin increase was primarily driven by higher spreads in personal lending, including credit cards and mortgages as well as a double digit growth in credit card products.

Net fee and commission revenues increased $49 million or 13% from the same quarter last year, primarily due to an increase in card revenues and growth in fees from mutual fund sales.

Net income from investments in associated corporations increased $5 million, primarily reflecting income from Canadian Tire Financial Services.

Adjusting for the notable item of $62 million, the provision for credit losses was $174 million this quarter, up $58 million from the same quarter last year, mainly due to a change in asset mix and a $26 million provision related to a change in loss parameters to capture recent portfolio trends for credit cards and auto loans.

Adjusting for the notable item of $36 million, operating expenses were up $39 million or 4%, primarily due to increased investment in growth initiatives and business volume related growth, partially offset by a reduction in performance-based compensation.

Q4 2014 v Q3 2014

Adjusting for the notable items, quarter over quarter, net income attributable to equity holders decreased $9 million or 2% from last quarter, mainly due to higher provision for credit losses related to a change in loss parameters, partially offset by increased net fee and commission revenues and investment income in associated corporations.

Average assets rose $3 billion or 1% from last quarter, including solid growth in personal loans of $2 billion or 4%, primarily from consumer auto lending. Growth in bank originated residential mortgages was largely offset by the run off of Tangerine’s broker-originated and white label mortgages.

Average liabilities increased $1 billion from last quarter, mostly due to increases in small business and commercial banking business operating accounts of $1 billion or 4%.

Total revenues increased $7 million quarter over quarter.

Net interest income of $1,449 million was in line with the previous quarter, mainly due to solid asset growth, partially offset by a two basis point decline in the margin.

Net fee and commission revenues increased by $4 million or 1%, primarily due to higher revenues from cards and growth in fees from mutual fund sales.

Net income from investments in associated corporations increased $6 million, primarily reflecting income from Canadian Tire Financial Services.

Adjusting for the notable item of $62 million, the provision for credit losses was $174 million this quarter, up $23 million from the previous quarter, mainly due to a change in loss parameters to capture recent portfolio trends for credit cards and auto loans.

Adjusting for the notable item of $36 million, operating expenses were down $6 million or 1%, mainly from lower Tangerine rebranding costs and a reduction in performance based compensation, partially offset by higher expenses reflecting business growth.

International Banking
	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	October 31 2014	July 31 2014	October 31 2013(2)	October 31 2014	October 31 2013(2)
Business segment income
Net interest income	$1,348	$1,363	$1,223	$5,352	$4,923
Net fee and commission revenues	387	354	377	1,460	1,403
Net income from investments in associated corporations	93	101	109	411	668
Other operating income	77	73	112	300	427
Total revenues	1,905	1,891	1,821	7,523	7,421
Provision for credit losses	338	244	207	1,031	781
Operating expenses	1,157	1,064	1,032	4,330	4,138
Income tax expense	94	131	127	489	584
Net income	$316	$452	$455	$1,673	$1,918
Net income attributable to non-controlling interests in subsidiaries	$51	$42	$45	$181	$192
Net income attributable to equity holders of the Bank	$265	$410	$410	$1,492	$1,726
Other measures
Return on economic equity(1)	8.2%	12.8%	13.4%	11.7%	14.2%
Average assets ($ billions)	$138	$139	$126	$139	$121
Average liabilities ($ billions)	$90	$88	$80	$89	$78

(1) Refer to Non-GAAP measures section of this press release for a discussion of these measures.
(2) Certain prior period amounts are retrospectively adjusted to reflect i) the adoption of new and amended IFRS Standards (IFRS 10 and IAS 19) in 2014 ii) enhancements to funds transfer pricing methodologies made in 2014. The enhancements include a transfer of higher regulatory liquidity costs and a reduced interest value for certain deposit types.

Q4 2014 vs. Q4 2013

International Banking reported net income attributable to equity holders of $265 million. This quarter included a $79 million after-tax charge from (i) revaluation of monetary assets, unremitted dividends and cash balances, from Banco del Caribe in Venezuela ($47 million), and (ii) restructuring charges ($32 million). Adjusting for the notable items, net income was $344 million, down $66 million or 16% from the same period last year. This quarter’s results reflect strong loan growth in Latin America and an improved interest margin. However, provision for credit losses increased due to provisions booked this quarter on a small number of accounts in the Caribbean mainly related to the hospitality portfolio.

Average assets were $138 billion, up $12 billion or 10% from the same period last year. This was due primarily to strong retail and commercial loan growth of 12% and 6%, respectively, or 9% and 1% adjusting for foreign exchange translation. Underlying growth in retail loans was driven by a 14% increase in Latin America. Underlying commercial loan growth reflected increases of 11% in Latin America, partly offset by a decline in Asia of 10%, mainly in the trade finance portfolio, and a 6% decline in the Caribbean, mainly in Puerto Rico. Low cost deposit growth was 12% or 8% adjusted for foreign currency translation.

Total revenues were $1,905 million, up $84 million or 5%. Adjusting for the notable items this quarter, revenues increased $131 million or 7%, driven by good growth in net interest income and the positive impact of foreign currency translation. The net interest margin improved by 3% or 13 basis points compared to last year driven primarily by a change in asset mix in Asia.

Net fee and commission revenues increased $10 million or 3% to $387 million primarily driven by higher transaction fees and card revenues, particularly in Latin America and the Caribbean.

Net income from investments in associated corporations decreased by $16 million or 15% to $93 million, largely reflecting a lower contribution from Banco del Caribe in Venezuela.

Other operating income decreased $35 million or 31% to $77 million. Adjusting for the notable items this quarter, revenues increased $12 million due primarily to higher gains on investment securities, partly offset by lower gains on sale of a non-strategic business in Peru.

The provision for credit losses was $338 million this quarter, compared to $207 million in the same quarter last year. Retail provisions were up $49 million primarily due to higher retail provisions in Mexico and the Caribbean. Commercial provisions were up $82 million, entirely due to a small number of accounts in the Caribbean, primarily related to the hospitality portfolio. Higher commercial provisions in Latin America were offset by lower underlying commercial provisions in the Caribbean. Included in the current period’s provision for credit losses is a net benefit of $11 million from the net release of the credit mark on the acquired portfolio in excess of actual losses in Banco Colpatria. This compares to the net benefit of $6 million recognized last year.

Operating expenses increased by $125 million or 12% to $1,157 million versus the same period last year. Excluding the restructuring charges noted above and the negative impact of foreign currency translation, operating expenses increased by $61 million or 6%, due partly to inflationary increases and business volume growth in Latin America. Good expense control was employed across all regions, and expense management remains an ongoing priority.

The effective tax rate increased to 22.8% compared to 21.7% in the same quarter last year.

Q4 2014 vs Q3 2014

Quarter over quarter, net income attributable to equity holders decreased by $145 million or 35% to $265 million. Adjusting for the notable items, net income was $344 million, down $66 million or 16%, primarily due to higher provisions for credit losses related to its Caribbean hospitality exposure.

Average assets were $138 billion, down $1 billion or 1% compared to last quarter. This was due primarily to a 4% decline in commercial loan volumes, mainly in Asia trade finance assets, partly offset by good retail volume growth of 3% primarily in Latin America, and favourable foreign currency translation.

Total revenues of $1,905 million increased $14 million or 1%. Adjusting for the notable items this quarter, revenues increased $61 million or 3% driven by higher fees, and a gain on sale of a non-strategic asset in Peru, partly offset by lower net interest income.

Net interest income decreased $15 million or 1% to $1,348 million in line with the 1% decline in average assets. Net Interest margin was relatively flat this quarter with continued margin compression in Latin America from lowering of interest rates in Mexico, Peru, and Chile, being mostly offset by changes in asset mix particularly from the reduction of lower yielding trade finance assets in Asia.

Net fee and commission revenues rose $33 million or 9% to $387 million this quarter largely due to seasonally higher retail banking fees in Latin America. Income from investments in associated corporations at $93 million was 8% lower than last quarter, with lower contributions from Banco del Caribe, partly offset by a higher contribution in Thanachart Bank in Thailand.

Other operating income increased by $4 million or 5% to $77 million, or up $51 million or 70% adjusting for the notable items, primarily due to a $24 million gain related to the sale of a non-strategic business in Peru, and gains from asset sales.

The provision for credit losses was $338 million this quarter, compared to $244 million last quarter. Retail provisions were moderately higher, with higher provisions in Mexico partly offset by lower provisions in Peru. Commercial provisions were up $81 million entirely due to provisions this quarter for a small number of accounts in the Caribbean, primarily related to the hospitality portfolio. Included in the current period’s provision is a net benefit of $11 million due to the release of the credit mark on the acquired portfolio in excess of actual losses in Banco Colpatria. This compared to a net benefit of $5 million last quarter.

Operating expense of $1,157 million were $93 million or 9% higher than the prior quarter. Adjusting for the notable items, expenses were up $52 million or 5% largely in Latin America driven by business volume growth and seasonal campaigns.

The effective tax rate was relatively steady at 22.8% compared to 22.5% last quarter.

Global Wealth & Insurance
	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	October 31 2014	July 31 2014	October 31 2013(2)	October 31 2014	October 31 2013(2)
Business segment income
Net interest income	$119	$114	$100	$446	$409
Net fee and commission revenues	877	850	752	3,364	2,935
Net income from investments in associated corporations	-	24	61	156	230
Other operating income	128	727	112	1,080	422
Total revenues	1,124	1,715	1,025	5,046	3,996
Provision for credit losses	-	2	-	2	3
Operating expenses	711	699	625	2,727	2,411
Income tax expense	86	159	87	440	336
Net income	$327	$855	$313	$1,877	$1,246
Net income attributable to non-controlling interests in subsidiaries	$14	$9	$11	$46	$39
Net income attributable to equity holders of the Bank	$313	$846	$302	$1,831	$1,207
Other measures
Return on economic equity(1)	23.2%	56.3%	16.2%	28.2%	16.7%
Assets under administration ($ billions)	$368	$365	$326	$368	$326
Assets under management ($ billions)	$165	$165	$145	$165	$145
Average assets ($ billions)	$14	$14	$15	$15	$14
Average liabilities ($ billions)	$20	$19	$18	$20	$17

(1) Refer to Non-GAAP measures section of this press release for a discussion of these measures.
(2) Certain prior period amounts are retrospectively adjusted to reflect i) the adoption of new and amended IFRS Standards (IFRS 10 and IAS 19) in 2014 ii) enhancements to funds transfer pricing methodologies made in 2014. The enhancements include a transfer of higher regulatory liquidity costs and a reduced interest value for certain deposit types.

Q4 2014 vs. Q4 2013

Global Wealth & Insurance reported net income attributable to equity holders of $313 million this quarter, an increase of $11 million from the same quarter last year. This quarter’s results included a notable restructuring charge of $8 million after-tax. Adjusting for the restructuring charges and the effect of lower contribution from CI Financial Corp. (CI), the underlying net income attributable to equity holders grew by 20%. Net income increased due to strong broad-based results in both the wealth management and insurance businesses. Return on economic equity was 23.2% compared to 16.2% last year.

Assets under Management (AUM) increased $20 billion or 13% and Assets under Administration (AUA) increased $42 billion or 13% from the same quarter last year. Growth in both AUM and AUA was due to strong net sales, new customers and favourable market conditions.

Total revenues increased $99 million to $1,124 million. Approximately 83% of total revenues were attributable to wealth management and 17% to insurance as compared to 84% and 16% last year.

Net interest income was $119 million, an increase of $19 million or 18% from the same quarter of last year. The year-over-year growth was mainly driven by the impact of higher average loan and deposit volumes.

Net fee and commission revenues of $877 million increased by $125 million or 17% mainly due to higher mutual fund fees from strong net sales and favourable market conditions. Higher brokerage, insurance and underwriting revenues also contributed to the year-over-year growth.

Other operating income of $128 million grew by $16 million mostly driven by higher insurance revenues from growth in premiums and favourable claims experience.

Operating expenses increased by $86 million or 14% mainly due to higher volume-related expenses, the restructuring charges, higher remuneration and other expenses to support business growth.

The effective tax rate was 20.5% compared to 21.9% last year mainly due to higher taxes in certain foreign jurisdictions in the prior year.

Q4 2014 vs. Q3 2014

Quarter over quarter, net income attributable to equity holders was down $533 million. Last quarter’s results included notable gain on sale of CI Financial Corp. (CI), while this quarter’s results included a notable restructuring charge. Excluding the gain, impact of a lower contribution from CI as a result of the sale and the restructuring charge, the net income attributable to equity holders increased by $25 million, or 9% mainly due to growth in the insurance and Canadian wealth distribution businesses, while expenses remained relatively flat.

Quarter over quarter, AUM was flat and AUA increased by $3 billion or 1%.

Total revenue was lower by $591 million quarter over quarter, mainly from the notable gain and a lower contribution from investments in associated corporations due to the sale. Adjusting for these two items, revenue grew by $46 million or 4% mainly from higher brokerage revenues, mutual fund fees and insurance income.

Net interest income increased by $5 million or 4% to $119 million.

Net fee and commission revenues of $877 million grew by $27 million or 3% mainly due to higher brokerage revenues and mutual fund fees.

Other operating income of $128 million decreased by $599 million primarily due to the notable gain in the previous quarter. Adjusting for the impact of this gain, other operating income grew by $16 million or 14% mainly due to higher insurance revenues and gain on sale of investment securities.

Operating expenses increased by $12 million or 2%. Lower performance-based and share-based compensation were partly offset by the restructuring charges, higher volume-related expenses and additional expenses to support business growth.

The effective tax rate was 20.5% compared to 15.8% last quarter mainly due to lower taxes on the disposition gain in the previous quarter.

Global Banking & Markets
	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis) (1)	October 31 2014	July 31 2014	October 312013(2)	October 31 2014	October 312013(2)
Business segment income
Net interest income	$181	$183	$175	$728	$787
Net fee and commission revenues	406	422	314	1,522	1,268
Net income from investments in associated corporations	-	-	-	-	-
Other operating income	314	405	365	1,563	1,525
Total revenues	901	1,010	854	3,813	3,580
Provision for credit losses	-	1	(2)	9	26
Operating expenses	436	440	400	1,729	1,589
Income tax expense	138	161	119	616	510
Net income	$327	$408	$337	$1,459	$1,455
Net income attributable to non-controlling interests in subsidiaries	$-	$-	$-	$-	$-
Net income attributable to equity holders of the Bank	$327	$408	$337	$1,459	$1,455
Other measures
Return on economic equity(1)	29.2%	33.6%	25.4%	30.4%	27.6%
Average assets ($ billions)	$292	$286	$248	$283	$250
Average liabilities ($ billions)	$216	$207	$191	$209	$189

(1) Refer to Non-GAAP measures section of this press release for a discussion of these measures.
(2) Certain prior period amounts are retrospectively adjusted to reflect i) the adoption of new and amended IFRS Standards (IFRS 10 and IAS 19) in 2014 ii) enhancements to funds transfer pricing methodologies made in 2014. The enhancements include a transfer of higher regulatory liquidity costs and a reduced interest value for certain deposit types.

Q4 2014 vs. Q4 2013

Net income attributable to equity holders for the quarter was $327 million, a decrease of $10 million or 3% from last year. Excluding notable items, the underlying net income grew by $33 million or 10%. The increase was mainly due to stronger results in investment banking and equities, securities gains in the U.S., and the positive impact of foreign currency translation. This was partly offset by lower results in the fixed income business, as well as the Canadian and European lending businesses. Return on economic equity increased to 29.2%, compared with 25.4% in the same period last year.

Average assets increased $44 billion or 18% to $292 billion compared to the fourth quarter of last year. There were increases of $13 billion in securities purchased under resale agreements, $11 billion in securities, and $4 billion in corporate loans and acceptances.

Total revenues were $901 million, up $47 million or 6% compared to the fourth quarter of last year.

Net interest income increased by $6 million or 3% year over year. This was driven by higher revenues in the U.S. lending business.

Net fee and commission revenues increased by $92 million or 29% year over year. This reflects higher advisory fees in investment banking, and higher underwriting fees in investment banking and equities.

Other operating income of $314 million declined $51 million or 14% from the fourth quarter last year. Lower results in the fixed income business and the impact of notable items were only partly offset by stronger results in the commodities, precious metals and foreign exchange businesses. In addition, there were securities gains in U.S. lending.

Total non‐interest expenses were $436 million or 9% higher than last year. This included the impact of restructuring charges, as well as higher technology expenses, benefits, premises and support costs.

The effective tax rate of 29.7% was higher than last year, mainly due to a higher level of income in higher tax jurisdictions.

Q4 2014 vs. Q3 2014

Net income attributable to equity holders declined $81 million or 20% from the prior quarter to $327 million. Excluding notable items, net income attributable to equity holders declined $17 million or 4%. Return on economic equity was 29.2%, compared with 33.6% in the previous quarter.

Average assets grew $6 billion or 2% from the prior quarter, primarily from an increase of $4 billion in securities purchased under resale agreements, and $2 billion in corporate loans and acceptances.

Total revenues of $901 million decreased $109 million or 11% compared to the previous quarter.

Net interest income declined by 1% to $181 million. This was due to a slight reduction in loan volumes, as well as lower margins in the U.S., Canadian and European lending businesses.

Net fee and commission revenues decreased by $16 million or 4% from the prior quarter. This was mainly due to lower underwriting fees, down from the prior quarter record levels, and was partly offset by higher advisory fees.

Other operating income of $314 million declined by $91 million or 22% from last quarter due to notable items and a decline in fixed income revenues. This was partly offset by higher securities gains in U.S. lending.

Total operating expenses decreased 1% to $436 million. The decrease was due primarily to lower performance-related and share-based compensation, mostly offset by the impact of restructuring charges.

The effective tax rate of 29.7% was higher than the prior quarter due to a higher level of income in higher tax jurisdictions.

Other(1)
	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)(2)	October 31 2014	July 31 2014	October 31 2013(3)	October 31 2014	October 31 2013(3)
Business segment income
Net interest income(4)	$2	$40	$(26)	$89	$(188)
Net fee and commission revenues	(64)	(96)	(47)	(281)	(196)
Net income from investments in associated corporations	(25)	(29)	(41)	(139)	(227)
Other operating income(4)	14	73	23	117	(60)
Total revenues	(73)	(12)	(91)	(214)	(671)
Provision for credit losses	-	-	-	-	-
Operating expenses	59	(31)	(3)	5	(57)
Income tax expense(4)	(117)	(52)	(104)	(320)	(454)
Net income	$(15)	$71	$16	$101	$(160)
Net income attributable to non-controlling interests	$-	$(1)	$-	$-	$-
Net income attributable to equity holders of the Bank	$(15)	$72	$16	$101	$(160)
Other measures
Average assets ($ billions)	$79	$81	$83	$79	$92
Average liabilities ($ billions)	$234	$244	$225	$237	$236

(1) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.
(2) Refer to Non-GAAP measures section of this press release for a discussion of these measures.
(3) Certain prior period amounts are retrospectively adjusted to reflect i) the adoption of new and amended IFRS Standards (IFRS 10 and IAS 19) in 2014 ii) enhancements to funds transfer pricing methodologies made in 2014. The enhancements include a transfer of higher regulatory liquidity costs and a reduced interest value for certain deposit types.
(4) Includes the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes for the three months ended October 31, 2014 ($101), July 31, 2014 ($89), October 31, 2012 ($74), and the years ended October 31, 2014 ($354) and October 31, 2013 ($312) to arrive at the amounts reported in the Consolidated Statement of Income.
(5) Prior period amounts have been restated to comform with current period presentation

Other

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $101 million in the fourth quarter, compared to $77 million in the same period last year and $89 million last quarter.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Q4 2014 vs Q4 2013

The Other segment had a net loss attributable to equity holders of $15 million in the quarter. Excluding the one-time legal provision and restructuring charges of $62 million after-tax, the Other segment had a net income of $47 million in the quarter, compared to a net income of $16 million last year. The increase in net income was mainly due to higher revenues from asset/liability management activities partly reflecting maturing high-rate debentures and deposits which were replaced with funding at lower rates, higher net gains on investment securities, and lower expenses.

Q4 2014 vs Q3 2014

The Other segment had a net loss attributable to equity holders of $15 million in the fourth quarter. Excluding the one-time legal provision and restructuring charges of $62 million after-tax, the Other segment had a net income attributable to equity holders of $47 million in the fourth quarter, compared to net income of $72 million in the prior quarter. The decrease was mainly due to lower revenues from asset/liability management activities and lower net gains on investment securities.

Total

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31 2014	July 31 2014	October 31 2013(1)	October 31 2014	October 31 2013(1)
Business segment income
Net interest income	$3,099	$3,150	$2,874	$12,305	$11,350
Net fee and commission revenues	2,042	1,962	1,783	7,737	6,917
Net income from investments in associated corporations	72	94	128	428	681
Other operating income	534	1,281	615	3,134	2,351
Total revenues	5,747	6,487	5,400	23,604	21,299
Provision for credit losses	574	398	321	1,703	1,288
Operating expenses	3,361	3,140	2,977	12,601	11,664
Income tax expense	374	598	426	2,002	1,737
Net income	$1,438	$2,351	$1,676	$7,298	$6,610
Net income attributable to non-controlling interests	$65	$50	$56	$227	$231
Net income attributable to equity holders of the Bank	$1,373	$2,301	$1,620	$7,071	$6,379
Other measures
Return on equity(2)	11.9%	20.6%	15.8%	16.1%	16.6%
Average assets ($ billions)	$807	$801	$748	$796	$749
Average liabilities ($ billions)	$756	$753	$703	$748	$706

(1) Certain prior period amounts are retrospectively adjusted to reflect i) the adoption of new and amended IFRS Standards (IFRS 10 and IAS 19) in 2014 ii) enhancements to funds transfer pricing methodologies made in 2014. The enhancements include a transfer of higher regulatory liquidity costs and a reduced interest value for certain deposit types.
(2) Refer to Non-GAAP measures section of this press release for a discussion of these measures.

Quarterly Financial Highlights

	For the three months ended
(Unaudited)	Oct. 31 2014	July 31 2014	April 30 2014	Jan. 31 2014	Oct. 31 2013(1)	July 31 2013(1)	April 30 2013(1)	Jan. 31 2013(1)
Total revenue ($ millions)	$5,747	$6,487	$5,725	$5,645	$5,400	$5,515	$5,213	$5,171
Total revenue (TEB(2)) ($ millions)	5,848	6,576	5,809	5,725	5,477	5,594	5,295	5,245
Net income ($ millions)	1,438	2,351	1,800	1,709	1,676	1,747	1,582	1,605
Basic earnings per share ($)	1.10	1.86	1.40	1.33	1.30	1.37	1.23	1.26
Diluted earnings per share ($)	1.10	1.85	1.39	1.32	1.29	1.36	1.22	1.24

(1) Amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014.For the three months
(2) Refer to Non-GAAP measures section of this press release for a discussion of these measures.

Consolidated Statement of Financial Position

		As at
	October 31	July 31	October 31
(Unaudited) ($ millions)	2014	2014	2013(1)
Assets
Cash and deposits with financial institutions	$56,730	$49,964	$53,338
Precious metals	7,286	7,916	8,880
Trading assets
Securities	95,363	104,319	84,196
Loans	14,508	12,912	11,225
Other	3,377	3,176	1,068
	113,248	120,407	96,489
Financial instruments designated at fair value through profit or loss	111	111	106
Securities purchased under resale agreements and securities borrowed	93,866	91,632	82,533
Derivative financial instruments	33,439	24,952	24,503
Investment securities	38,662	39,064	34,319
Loans
Residential mortgages	212,648	211,391	209,865
Personal and credit cards	84,204	81,942	76,008
Business and government	131,098	129,015	119,615
	427,950	422,348	405,488
Allowance for credit losses	3,641	3,406	3,273
	424,309	418,942	402,215
Other
Customers' liability under acceptances	9,876	10,010	10,556
Property and equipment	2,272	2,231	2,214
Investments in associates	3,461	2,981	5,326
Goodwill and other intangible assets	10,884	10,820	10,704
Deferred tax assets	1,763	1,899	1,938
Other assets	9,759	10,580	10,523
	38,015	38,521	41,261
Total assets	$805,666	$791,509	$743,644
Liabilities
Deposits
Personal	$175,163	$174,213	$171,048
Business and government(2)	342,367	332,738	313,820
Financial institutions	36,487	38,113	33,019
	554,017	545,064	517,887
Financial instruments designated at fair value through profit or loss(2)	465	275	174
Other
Acceptances	9,876	10,010	10,556
Obligations related to securities sold short	27,050	30,163	24,977
Derivative financial instruments	36,438	28,686	29,267
Obligations related to securities sold under repurchase agreements and securities lent	88,953	91,015	77,508
Subordinated debentures	4,871	4,873	5,841
Other liabilities	34,785	32,977	32,047
	201,973	197,724	180,196
Total liabilities	756,455	743,063	698,257

Equity
Common equity
Common shares	15,231	15,141	14,516
Retained earnings	28,609	28,217	25,068
Accumulated other comprehensive income (loss)	949	700	388
Other reserves	176	178	193
Total common equity	44,965	44,236	40,165
Preferred shares	2,934	2,934	4,084
Total equity attributable to equity holders of the Bank	47,899	47,170	44,249
Non-controlling interests in subsidiaries	1,312	1,276	1,138
Total equity	49,211	48,446	45,387
Total liabilities and equity	$805,666	$791,509	$743,644

(1)Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS Standards (IFRS 10 and IAS 19) in 2014.
(2)Prior period amounts have been reclassified to conform with current period presentation.

See Basis of Preparation below.

Consolidated Statement of Income

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31 2014	July 31 2014	October 31 2013(1)	October 31 2014	October 31 2013(1)
Revenue
Interest income
Loans	$4,578	$4,638	$4,390	$18,176	$17,359
Securities	203	244	241	921	1,000
Securities purchased under resale agreements and securities borrowed	48	41	45	180	190
Deposits with financial institutions	62	65	65	263	279
	4,891	4,988	4,741	19,540	18,828
Interest expense
Deposits	1,563	1,546	1,594	6,173	6,397
Subordinated debentures	45	46	71	204	339
Other	184	246	202	858	742
	1,792	1,838	1,867	7,235	7,478
Net interest income	3,099	3,150	2,874	12,305	11,350
Fee and commission revenues
Banking	973	938	915	3,739	3,470
Wealth management(2)	730	700	638	2,794	2,493
Underwriting and other advisory(2)	212	201	121	712	503
Non-trading foreign exchange	106	107	103	420	404
Other	109	102	86	412	345
	2,130	2,048	1,863	8,077	7,215
Fee and commission expenses	88	86	80	340	298
Net fee and commission revenues	2,042	1,962	1,783	7,737	6,917
Other operating income
Trading revenues	182	263	333	1,114	1,300
Net gain on sale of investment securities	200	180	97	741	375
Net income from investments in associated corporations	72	94	128	428	681
Insurance underwriting income, net of claims	124	123	116	474	448
Other	28	715	69	805	228
	606	1,375	743	3,562	3,032
Total revenue	5,747	6,487	5,400	23,604	21,299
Provision for credit losses	574	398	321	1,703	1,288
	5,173	6,089	5,079	21,901	20,011
Operating expenses
Salaries and employee benefits	1,631	1,730	1,565	6,743	6,407
Premises and technology	507	484	485	1,936	1,815
Depreciation and amortization	134	134	130	526	516
Communications	106	104	107	417	409
Advertising and business development	153	146	159	571	505
Professional	137	120	129	471	432
Business and capital taxes	81	84	64	314	274
Other	612	338	338	1,623	1,306
	3,361	3,140	2,977	12,601	11,664
Income before taxes	1,812	2,949	2,102	9,300	8,347
Income tax expense	374	598	426	2,002	1,737
Net income	$1,438	$2,351	$1,676	$7,298	$6,610
Net income attributable to non-controlling interests in subsidiaries	$65	$50	$56	$227	$231
Net income attributable to equity holders of the Bank	$1,373	$2,301	$1,620	$7,071	$6,379
Preferred shareholders	30	34	53	155	217
Common shareholders	$1,343	$2,267	$1,567	$6,916	$6,162
Earnings per common share (in dollars)
Basic	$1.10	$1.86	$1.30	$5.69	$5.15
Diluted	$1.10	$1.85	$1.29	$5.66	$5.1

(1)Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014.
(2)Certain prior period amounts have been restated to conform with current period presentation.

See Basis of Preparation below.

Consolidated Statement of Changes in Equity

	Accumulated other comprehensive income (loss)									Non-controlling interests
(Unaudited) ($ millions)	Common shares	Retained earnings (1)	Foreign currency translation	Available- for-sale securities	Cash flow hedging	Employee benefits	Share from associates	Other reserves (2)	Total common equity	Preferred shares	Total common and preferred equity	Non- controlling interest in subsidiaries	Capital instruments equity holders	Total
Balance as reported
November 1, 2013	$14,516	$25,315	$(173)	$705	$(42)	$-	$55	$193	$40,569	$4,084	$44,653	$1,155	$743	$46,551
Opening adjustment(3)	-	(247)	-	-	-	(157)	-	-	(404)	-	(404)	(17)	(743)	(1,164)
Restated balances	14,516	25,068	(173)	705	(42)	(157)	55	193	40,165	4,084	44,249	1,138	-	45,387
Net income	-	6,916	-	-	-	-	-	-	6,916	155	7,071	227	-	7,298
Other comprehensive income (loss)	-	-	873	(41)	(6)	(323)	58	-	561	-	561	22	-	583
Total comprehensive income	$-	$6,916	$873	$(41)	$(6)	$(323)	$58	$-	$7,477	$155	$7,632	$249	$-	$7,881
Shares issued	771	3	-	-	-	-	-	(34)	740	-	740	-	-	740
Shares repurchased/ redeemed	(56)	(264)	-	-	-	-	-	-	(320)	(1,150)	(1,470)	-	-	(1,470)
Common dividends paid	-	(3,110)	-	-	-	-	-	-	(3,110)	-	(3,110)	-	-	(3,110)
Preferred dividends paid	-	-	-	-	-	-	-	-	-	(155)	(155)	-	-	(155)
Distributions to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(76)	-	(76)
Share-based payments	-	-	-	-	-	-	-	30	30	-	30	-	-	30
Other	-	(4)	-	-	-	-	-	(13)	(17)	-	(17)	1 (4)	-	(16)
Balance as at
October 31, 2014	$15,231	$28,609	$700	$664	$(48)	$(480)	$113	$176	$44,965	$2,934	$47,899	$1,312	$-	$49,211

Balance as reported
November 1, 2012	$13,139	$21,978	$(528)	$597	$(135)	$-	$35	$166	$35,252	$4,384	$39,636	$966	$777	$41,379
Opening adjustment(3)	-	(203)	-	-	-	(714)	-	-	(917)	-	(917)	(20)	(777)	(1,714)
Restated balances	13,139	21,775	(528)	597	(135)	(714)	35	166	34,335	4,384	38,719	946	-	39,665
Net income	-	6,162	-	-	-	-	-	-	6,162	217	6,379	231	-	6,610
Other comprehensive income (loss)	-	-	358	108	93	557	20	-	1,136	-	1,136	(4)	-	1,132
Total comprehensive income	$-	$6,162	$358	$108	$93	$557	$20	$-	$7,298	$217	$7,515	$227	$-	$7,742
Shares issued	1,377	1	-	-	-	-	-	(35)	1,343	-	1,343	-	-	1,343
Preferred shares redeemed	-	-	-	-	-	-	-	-	-	(300)	(300)	-	-	(300)
Common dividends paid	-	(2,858)	-	-	-	-	-	-	(2,858)	-	(2,858)	-	-	(2,858)
Preferred dividends paid	-	-	-	-	-	-	-	-	-	(217)	(217)	-	-	(217)
Distributions to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(80)	-	(80)
Share-based payments	-	-	-	-	-	-	-	36	36	-	36	-	-	36
Other	-	(12)	(3)	-	-	-	-	26 (5)	11	-	11	45 (4)	-	56
Balance as at
October 31, 2013 (3)	$14,516	$25,068	$(173)	$705	$(42)	$(157)	$55	$193	$40,165	$4,084	$44,249	$1,138	$-	$45,387

Balance as reported
November 1, 2011	$8,336	$18,421	$(697)	$441	$(251)	$-	$10	$96	$26,356	$4,384	$30,740	$626	$874	$32,240
Opening adjustment(3)	-	(144)	-	-	-	32	-	-	(112)	-	(112)	(17)	(874)	(1,003)
Restated balances	8,336	18,277	(697)	441	(251)	32	10	96	26,244	4,384	30,628	609	-	31,237
Net income	-	5,974	-	-	-	-	-	-	5,974	220	6,194	196	-	6,390
Other comprehensive income (loss)	-	-	169	156	116	(746)	25	-	(280)	-	(280)	(26)	-	(306)
Total comprehensive income	$-	$5,974	$169	$156	$116	$(746)	$25	$-	$5,694	$220	$5,914	$170	$-	$6,084
Shares issued	4,803	8	-	-	-	-	-	(26)	4,785	-	4,785	-	-	4,785
Common dividends paid	-	(2,493)	-	-	-	-	-	-	(2,493)	-	(2,493)	-	-	(2,493)
Preferred dividends paid	-	-	-	-	-	-	-	-	-	(220)	(220)	-	-	(220)
Distributions to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(44)	-	(44)
Share-based payments	-	-	-	-	-	-	-	38	38	-	38	-	-	38
Other	-	9	-	-	-	-	-	58 (5)	67	-	67	211 (4)	-	278
Balance as at
October 31, 2012 (3)	$13,139	$21,775	$(528)	$597	$(135)	$(714)	$35	$166	$34,335	$4,384	$38,719	$946	$-	$39,665

(1) Includes undistributed retained earnings of $52 (2013 - $43; 2012 - $38) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2) Represents amounts on account of share-based payments.
(3) Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014.
(4) Includes changes to non-controlling interests arising from business combinations and divestitures.
(5) Includes impact of Tandem SARs voluntarily renounced by certain employees while retaining their corresponding option for shares.

See Basis of Preparation below.

Consolidated Statement of Comprehensive Income

	For the three months ended			For the year ended

(Unaudited) ($ millions)	October 31 2014	July 31 2014	October 31 2013 (1)	October 31 2014	October 31 2013 (1)

Net income	$1,438	$2,351	$1,676	$7,298	$6,610
Other comprehensive income (loss)
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	574	(156)	452	1,607	687
Net gains (losses) on hedges of net investments in foreign operations	(376)	77	(199)	(943)	(469)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	9	(3)	(1)	25	(1)
Net gains (losses) on hedges of net investments in foreign operations	(99)	18	(53)	(250)	(127)
	288	(94)	307	889	346
Net change in unrealized gains (losses) on available-for-sale securities:
Net unrealized gains (losses) on available-for-sale securities	139	202	187	801	378
Reclassification of net (gains) losses to net income (2)	(278)	(223)	(133)	(934)	(289)
Income tax expense (benefit):
Net unrealized gains (losses) on available-for-sale securities	27	30	31	186	79
Reclassification of net (gains) losses to net income	(82)	(66)	(44)	(281)	(100)
	(84)	15	67	(38)	110
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	(22)	(245)	9	441	280
Reclassification of net (gains) losses to net income	74	248	(80)	(447)	(155)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	(9)	(72)	13	137	85
Reclassification of net (gains) losses to net income	23	72	(34)	(137)	(53)
	38	3	(50)	(6)	93
Net change in remeasurement of employee benefit plan asset and liability(3):
Actuarial gains (losses) on employee benefit plans	(58)	(233)	97	(432)	774
Income tax expense (benefit)	(14)	(65)	25	(112)	211
	(44)	(168)	72	(320)	563
Other comprehensive income from investments in associates	33	9	2	58	20
Other comprehensive income (loss)	231	(235)	398	583	1,132
Comprehensive income	$1,669	$2,116	$2,074	$7,881	$7,742

Comprehensive income attributable to non-controlling interests	$47	$58	$70	$249	$227
Comprehensive income attributable to equity holders of the Bank	$1,622	$2,058	$2,004	$7,632	$7,515
Preferred shareholders	30	34	53	155	217
Common shareholders	$1,592	$2,024	$1,951	$7,477	$7,298

(1)Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014.
(2)Includes amounts related to qualifying hedges.
(3)Amounts recorded for remeasurement of employee benefits plan assets and liabilities will not be reclassified to the Consolidated Statement of Income.

See Basis of Preparation below

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the year ended
Sources (uses) of cash flows	October 31 2014	October 31 2013(1)	October 31 2014	October 31 2013(1)
Cash flows from operating activities
Net income	$1,438	$1,676	$7,298	$6,610
Adjustment for:
Net interest income	(3,099)	(2,874)	(12,305)	(11,350)
Depreciation and amortization	134	130	526	516
Provisions for credit losses	574	321	1,703	1,288
Equity-settled share-based payment expense	3	4	30	36
Net gain on sale of investment securities	(200)	(97)	(741)	(375)
Realized gain on sale of an investment in an associate	-	-	(469)	-
Unrealized gain on reclassification of an investment in an associate	-	-	(174)	-
Net income from investments in associated corporations	(72)	(128)	(428)	(681)
Provision for income taxes	374	426	2,002	1,737
Changes in operating assets and liabilities:
Trading assets	7,936	6,279	(13,848)	(6,793)
Securities purchased under resale agreements and securities borrowed	(1,137)	(1,203)	(7,526)	(9,866)
Loans	(3,270)	(3,363)	(16,785)	(16,006)
Deposits	2,729	6,763	20,224	6,028
Obligations related to securities sold short	(3,064)	18	1,506	5,458
Obligations related to assets sold under repurchase agreements and securities lent	(3,383)	(9,803)	7,306	17,455
Net derivative financial instruments	(664)	919	(1,147)	282
Other, net	4,275	(647)	7,181	4,708
Dividends received	296	272	1,063	1,139
Interest received	4,560	4,524	18,438	18,011
Interest paid	(1,653)	(1,718)	(7,509)	(7,688)
Income tax paid	(154)	(384)	(1,401)	(1,555)
Net cash from/(used in) operating activities	5,623	1,115	4,944	8,954
Cash flows from investing activities
Interest-bearing deposits with financial institutions	(5,225)	(249)	213	(4,079)
Purchase of investment securities	(10,684)	(12,263)	(47,328)	(47,894)
Proceeds from sale and maturity of investment securities	11,488	13,899	44,876	52,652
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	(505)	(67)	2,045	(3,439)
Property and equipment, net of disposals	(74)	(43)	(277)	(180)
Other, net	2	(105)	(115)	(324)
Net cash from/(used in) investing activities	(4,998)	1,172	(586)	(3,264)
Cash flows from financing activities
Redemption/ repayment of subordinated debentures	-	(1,200)	(1,000)	(4,210)
Redemption of preferred shares	-	(300)	(1,150)	(300)
Proceeds from common shares issued	122	325	753	1,256
Common share purchased for cancellation	(176)	-	(320)	-
Cash dividends paid	(833)	(800)	(3,265)	(3,075)
Distributions to non-controlling interests	(11)	(11)	(76)	(80)
Other, net	399	(145)	872	30
Net cash from/(used in) financing activities	(499)	(2,131)	(4,186)	(6,379)
Effect of exchange rate changes on cash and cash equivalents	44	55	207	102
Net change in cash and cash equivalents	170	211	379	(587)
Cash and cash equivalents at beginning of year(2)	5,658	5,238	5,449	6,036
Cash and cash equivalents at end of year(2)	$5,828	$5,449	$5,828	$5,449

(1) Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014.
(2) Represents cash and non-interest bearing deposits with financial institutions.

Basis of preparation

These unaudited consolidated financial statements were prepared in accordance with IFRS as issued by IASB and accounting requirements of OSFI in accordance with Section 308 of the Bank Act, except for certain required disclosures. Therefore, these unaudited consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2014, which will be available today at www.scotiabank.com.

Shareholder and investor information

Direct deposit service Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2015 Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date

January 6, 2015	January 28, 2015
April 7, 2015	April 28, 2015
July 7, 2015	July 29, 2015
October 6, 2015	October 28, 2015

Annual meeting date for fiscal 2014
Shareholders are invited to attend the 183rd Annual Meeting of Holders of Common Shares, to be held on April 9, 2015, at the Shaw Centre, (formerly the Ottawa Convention Centre), 55 Colonel By Drive, Ottawa, Ontario, beginning at 9:30 a.m. local time. The record date for determining shareholders entitled to receive notice of and to vote at the meeting will be the close of business on February 10, 2015.

Duplicated communication
If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast
The quarterly results conference call will take place on Friday December 5, 2014 at 8:00 am EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at 416-849-1847 or 1-866-530-1554 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from December 5, 2014, to December 19, 2014, by calling 647-436-0148 or 1-888-203-1112 and entering the identification code 7538338#. The archived audio webcast will be available on the Bank's website for three months.

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact - Investor Relations, Finance Department: Scotiabank Scotia Plaza, 44 King Street West Toronto, Ontario, Canada M5H 1H1 Telephone: (416) 775-0798 Fax: (416) 866-7867 E-mail: investor.relations@scotiabank.com

Media:

For media enquiries, please contact the Public and Corporate Affairs Department at the above address. Telephone: (416) 933-1795 Fax: (416) 866-4988 E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's transfer agent:

Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com
Co-Transfer Agent (U.S.A.)
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021 U.S.A.
Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:

Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-4048 E-mail:
corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'étiquette d'adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is incorporated in Canada with limited liability.

The Bank of Nova Scotia is incorporated in Canada with limited liability.

SEDAR: 00001289EF	CIK: 0000009631

For further information: Peter Slan, Senior Vice President, Investor Relations, (416) 933-1273;
Andrew Chornenky, Public and Corporate Affairs, (416) 933-1795